Filed by Compass Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: TexasBanc Holding Co. Commission File No. 001-31272 Dated: November 8, 2005
Corporate Profile
Compass Bancshares, Inc. is a Southwestern financial holding company headquartered in Birmingham, Alabama. Compass operates 409* full-service banking centers in Alabama, Arizona, Colorado, Florida, New Mexico and Texas. Compass provides a broad array of products and services through three primary lines of business — Corporate Banking, Retail Banking and Wealth Management. Compass is among the top 30 U.S. bank holding companies by asset size and ranks among the top earners of its size based upon return on equity. Shares of Compass’ common stock are traded through the NASDAQ stock market under the symbol CBSS. Additional information about Compass, a member of the S&P 500 Index and Dow Jones Select Dividend Index, can be found on our web site at www.compassbank.com.
Financial Highlights

Third Quarter	2005	2004	Change

PERFORMANCE SUMMARY (in thousands)
Net interest income	$249,940	$226,531	10%
Noninterest income	170,645	172,314	(1)
Total revenue	420,585	398,845	5
Net income	105,051	93,602	12

PER SHARE DATA
Earnings per share	$0.83	$0.75	11%
Dividends per share	0.35	0.3125	12
Book value per share	17.91	16.17

SELECTED RATIOS
Return on average assets	1.40%	1.34%
Return on average equity	18.85	19.06
Efficiency ratio	53.80	55.29
Historical Growth Rates

	5 year	10 year	Consecutive
	CAGR	CAGR	Increases

Earnings	10%	12%	17 years
Earnings per share	10	11	17 years
Dividends per share	10	11	24 years
Compass News
• Compass signs a definitive agreement to acquire Fort Worth-based TexasBanc Holding Co., the parent company of TexasBank. The combination creates a Southwestern powerhouse that will rank as the fifth largest bank in Texas and will rank fourth in the Dallas-Fort Worth-Arlington metropolitan area based on deposit market share.
• Compass is the recipient of two Greenwich Associates Excellence Awards for serving small businesses. The awards recognize Compass for excellence nationally in Overall Customer Satisfaction and in the West region for Overall Customer Satisfaction.
Earnings & Dividends per Share
.
Total Shareholder Return
(annualized return assuming reinvestment of dividends)
Deposits by State
(at September 30, 2005)
Banking Centers by State*

	Nine months ended September 30,		Years ended December 31,
	2005	2004	2004	2003	2002

PERFORMANCE SUMMARY (in thousands)
Net interest income	$726,402	$676,131	$911,828	$909,530	$924,855
Noninterest income	491,223	464,244	617,590	526,184	441,063
Total revenue	1,217,625	1,140,375	1,529,418	1,435,714	1,365,918
Net income	306,258	271,594	369,784	341,868	314,399

PER SHARE DATA
Earnings per share	$2.42	$2.17	$2.95	$2.69	$2.42
Dividends per share	1.05	0.9375	1.25	1.12	1.00
Book value per share	17.91	16.17	16.59	15.33	15.32
Average common shares outstanding (in thousands)	126,487	125,218	125,416	127,186	129,850

PERFORMANCE RATIOS
Return on average assets	1.41%	1.32%	1.34%	1.36%	1.35%
Return on average equity	19.09	18.82	18.94	17.65	16.60
Efficiency ratio	55.19	56.28	55.93	55.38	54.87
Average common equity to average assets	7.36	7.01	7.06	7.71	8.11

AVERAGE BALANCES (in millions)
Assets	$29,138	$27,491	$27,661	$25,143	$23,354
Earning assets	26,833	25,331	25,482	23,054	21,414
Loans	19,680	17,763	17,999	16,796	15,101
Managed loans	21,128	19,470	19,691	17,982	16,911
Noninterest bearing deposits	5,632	4,861	5,000	4,186	3,528
Interest bearing transaction accounts	7,311	7,688	7,631	7,470	7,047
Transaction accounts	12,943	12,549	12,631	11,655	10,575
Deposits	18,152	16,190	16,412	14,996	14,143
Shareholders’ equity	2,145	1,928	1,952	1,937	1,894

ASSET QUALITY RATIOS
Net charge-offs to average loans	0.46%	0.50%	0.51%	0.62%	0.63%
Allowance for loan losses to loans	1.25	1.39	1.37	1.41	1.41
Nonperforming assets (NPA) to loans and ORE	0.31	0.40	0.37	0.55	0.60
Allowance for loan losses to NPA	409	345	366	257	235

MARKET STATISTICS ticker symbol: cbss
Market price per share:
High	$49.66	$46.25	$48.67	$39.59	$35.87
Low	42.88	37.77	37.77	29.99	26.18
Close	45.83	43.82	48.67	39.35	31.27
Market capitalization (in millions)	5,706	5,380	5,999	4,804	3,944
Price to earnings ratio	14.32 x	15.32 x	16.50 x	14.63 x	12.92 x

This Fact Sheet is provided for general informational purposes only and does not constitute offering materials in connection with any securities. It also is available together with more complete financial information on our web site. Financial performance presented is historical as of the dates referenced and is not indicative of future results. Compass Bank Member FDIC.
CONTACT INFORMATION
Web Site: www.compassbank.com
Investor Contact:
  Ed Bilek, SVP & Director of Investor Relations
  15 South 20th Street, Birmingham, Alabama 35233
  205-297-3331 (phone) — 205-297-7671 (fax)
  email: ed.bilek@compassbank.com
DEBT RATINGS

	S&P	Moody’s	Fitch
Compass Bancshares:
Senior unsecured debt	BBB+	A2	A-
Subordinated debt	BBB	A3	BBB+
Compass Bank:
Short-term rating	A2	P-1	F1
Long-term rating	A-	A1	A-
Subordinated debt	BBB+	A2	BBB+